FOR IMMEDIATE RELEASE

Enterra Energy Schedules 2006 First Quarter Release and Conference Call for Monday, May 15th

Calgary, Alberta, May 5, 2006 — Enterra Energy Trust (NYSE:ENT; TSX: ENT.UN) today announced that it will issue its financial results for the first quarter 2006 on Monday, May 15, 2006, prior to the opening of the stock market.  A conference call hosted by Keith Conrad, President & CEO, John Kalman, CFO and John Reader, VP Operations will take place that morning at 12:00 noon EDT/ 10:00 am MDT, to discuss these results, recent corporate news and the outlook for Enterra.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

Enterra Energy Trust is an oil and gas income trust based in Calgary, Alberta. Enterra’s focus is the acquisition and development of petroleum and natural gas reserves in North America. The Trust pays out a monthly distribution, which is currently US$0.18.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

E. Keith Conrad, President and CEO

The Equity Group

(403) 539-4306

Linda Latman (212) 836-9609

John Kalman, CFO

Lena Cati (212) 836-9611

(877) 263-0262

www.theequitygroup.com

www.enterraenergy.com